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02030110

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hallmark Financial Services, Inc. — Exact name of registrant as specified in charter

0000819913 — Registrant CIK Number

10-KSB for 12/31/2001 — Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-16090 — SEC file number, if available

N/A — Name of Person Filing the Document (If other than the Registrant)

PROCESSED
APR 10 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, 2001.

Hallmark Financial Services, Inc.
(Registrant)

By: [signature]
(Name and Title)
John J. DePuma
Vice President & CFO

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

SCHEDULE P-ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P-PART 1-SUMMARY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported - Direct and Assumed
1. Prior	XXX	XXX	XXX									XXX
2. 1992	19,432	11,244	8,188	12,463	7,003	1,210	685	200		171	6,185	XXX
3. 1993	23,437	13,888	9,549	15,598	8,850	1,518	857	260		228	7,669	XXX
4. 1994	28,171	18,920	9,251	18,590	12,305	2,625	1,812	486		177	7,584	XXX
5. 1995	43,408	32,407	11,001	26,412	19,854	4,348	3,227	642		125	8,321	XXX
6. 1996	46,861	34,294	12,567	28,145	21,401	4,527	3,339	736		163	8,668	XXX
7. 1997	38,903	28,102	10,801	22,006	16,136	3,698	2,705	624		158	7,487	XXX
8. 1998	33,974	23,135	10,839	20,393	13,954	3,071	2,133	498		212	7,875	XXX
9. 1999	30,732	19,949	10,783	22,621	14,998	3,100	2,094	411		255	9,040	XXX
10. 2000	43,471	26,076	17,395	35,690	23,882	4,087	2,784	549		344	13,660	XXX
11. 2001	49,525	33,149	16,376	26,837	17,932	2,570	1,722	469		186	10,222	XXX
12. Totals	XXX	XXX	XXX	228,755	156,315	30,754	21,358	4,875		2,019	86,711	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding Direct and Assumed
1. Prior													XXX
2. 1992													XXX
3. 1993													XXX
4. 1994													XXX
5. 1995	24				2							26	XXX
6. 1996	129	29			14	4						110	XXX
7. 1997	173	127			17	13						50	XXX
8. 1998	336	216			30	22						128	XXX
9. 1999	1,408	938	17		125	94						518	XXX
10. 2000	4,318	2,894	430	264	392	290	36	26			(66)	1,702	XXX
11. 2001	9,355	5,416	2,023	1,053	902	632	222	156			(254)	5,245	XXX
12. Totals	15,743	9,620	2,470	1,317	1,482	1,055	258	182			(320)	7,779	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred / Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves After Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX		
2. 1992	13,873	7,688	6,185	71.393	68.374	75.537					
3. 1993	17,376	9,707	7,669	74.139	69.895	80.312					
4. 1994	21,701	14,117	7,584	77.033	74.614	81.980					
5. 1995	31,428	23,081	8,347	72.401	71.222	75.875				24	2
6. 1996	33,551	24,773	8,778	71.597	72.237	69.850				100	10
7. 1997	26,518	18,981	7,537	68.164	67.543	69.781				46	4
8. 1998	24,328	16,325	8,003	71.608	70.564	73.835				120	8
9. 1999	27,682	18,124	9,558	90.075	90.852	88.640				487	31
10. 2000	45,502	30,140	15,362	104.672	115.585	88.313				1,590	112
11. 2001	42,378	26,911	15,467	85.569	81.182	94.449				4,909	336
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX			XXX	7,276	503

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P-PART 1B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported - Direct and Assumed
1. Prior	XXX	XXX	XXX									XXX
2. 1992	12,749	7,339	5,410	8,814	4,812	984	552	158		38	4,592	3,747
3. 1993	15,652	8,965	6,687	11,974	6,615	1,312	740	217		60	6,148	7,737
4. 1994	19,457	12,900	6,557	14,674	9,653	2,373	1,653	432		51	6,173	8,160
5. 1995	33,732	25,150	8,582	20,618	15,369	3,931	2,914	526		39	6,792	10,811
6. 1996	37,891	27,707	10,184	23,464	17,884	4,150	3,057	661		47	7,334	11,282
7. 1997	31,010	22,646	8,364	17,729	13,070	3,333	2,455	550		53	6,087	10,483
8. 1998	25,885	17,842	8,043	15,048	10,440	2,591	1,835	417		60	5,781	8,923
9. 1999	22,775	15,100	7,675	16,089	10,934	2,563	1,761	341		48	6,298	9,283
10. 2000	27,664	17,863	9,801	21,690	14,688	3,027	2,090	418		65	8,357	13,015
11. 2001	31,273	21,098	10,175	12,312	8,272	1,619	1,099	320		32	4,880	11,549
12. Totals	XXX	XXX	XXX	162,412	111,737	25,883	18,156	4,040		493	62,442	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13	14	15	16	17	18	19	20					
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding - Direct and Assumed
1. Prior													
2. 1992													
3. 1993													
4. 1994													
5. 1995	23				2							25	4
6. 1996	129	29			14	4						110	9
7. 1997	173	127			17	13						50	19
8. 1998	336	216			29	22						127	34
9. 1999	1,402	938	17		125	94						512	118
10. 2000	4,245	2,846	496	264	386	285	36	26				1,742	643
11. 2001	8,190	4,927	2,107	1,053	789	553	205	144				4,614	2,373
12. Totals	14,498	9,083	2,620	1,317	1,362	971	241	170				7,180	3,200

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred / Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves After Discount	
	26	27	28	29	30	31	32	33		35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense	Inter-Company Pooling Participation Percentage	Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX		
2. 1992	9,956	5,364	4,592	78.092	73.089	84.880					
3. 1993	13,503	7,355	6,148	86.270	82.041	91.940					
4. 1994	17,479	11,306	6,173	89.834	87.643	94.144					
5. 1995	25,100	18,283	6,817	74.410	72.696	79.434				23	2
6. 1996	28,418	20,974	7,444	74.999	75.699	73.095				100	10
7. 1997	21,802	15,665	6,137	70.306	69.173	73.374				46	4
8. 1998	18,421	12,513	5,908	71.165	70.132	73.455				120	7
9. 1999	20,537	13,727	6,810	90.173	90.907	88.730				481	31
10. 2000	30,298	20,199	10,099	109.521	113.077	103.041				1,631	111
11. 2001	25,542	16,048	9,494	81.674	76.064	93.307				4,317	297
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX			XXX	6,718	462

NONE	Schedule P - Part 1C Commercial Auto
NONE	Schedule P - Part 1D Workers Compensation
NONE	Schedule P - Part 1E Commercial Multiple Peril
NONE	Schedule P - Part 1F - Section 1 Med. Mal. Occurence
NONE	Schedule P - Part 1F - Section 2 Med. Mal. Claims-Made
NONE	Schedule P - Part 1G Special Liability
NONE	Schedule P - Part 1H - Section 1 Other Liab. Occurence
NONE	Schedule P - Part 1H - Section 2 Other Liab. Claims-Made
NONE	Schedule P - Part 1I Special Property

SCHEDULE P-PART 1J
AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported - Direct and Assumed
1. Prior	XXX	XXX	XXX	(34)	(27)	29	21	1		17	2	XXX
2. 2000	13,377	8,214	5,163	14,000	9,194	1,060	694	131		279	5,303	7,055
3. 2001	18,252	12,051	6,201	14,525	9,660	951	623	149		154	5,342	1,993
4. Totals	XXX	XXX	XXX	28,491	18,827	2,040	1,338	281		450	10,647	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13	14	15	16	17	18	19	20					
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding - Direct and Assumed
1. Prior	7				1							8	35
2. 2000	73	48	(66)		6	5					(66)	(40)	51
3. 2001	1,165	489	(84)		113	79	17	12			(254)	631	583
4. Totals	1,245	537	(150)		120	84	17	12			(320)	599	669

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred / Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves After Discount	
	26	27	28	29	30	31	32	33		35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense	Inter-Company Pooling Participation Percentage	Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	7	1
2. 2000	15,204	9,941	5,263	113.658	121.025	101.937				(41)	1
3. 2001	16,836	10,863	5,973	92.242	90.142	96.323				592	39
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX			XXX	558	41

NONE Schedule P - Part 1K Fidelity/Surety

NONE Schedule P - Part 1L Other

NONE Schedule P - Part 1M International

NONE Schedule P - Part 1N Nonproportional Assumed Prop.

NONE Schedule P - Part 1O Nonproportional Assumed Liab.

NONE Schedule P - Part 1P Nonproportional Assumed Fin. Lines

NONE Schedule P - Part 1R - Section 1 Prod. Liab. Occurence

NONE Schedule P - Part 1R - Section 2 Prod. Liab. Claims-Made

NONE Schedule P - Part 1S Financial Guaranty/Mortgage Guaranty

SCHEDULE P-PART 2A-HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior												
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

SCHEDULE P-PART 2B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior	825	922	842	740	749	740	739	739	739	739		
2. 1992	4,697	4,609	4,536	4,510	4,457	4,444	4,441	4,442	4,434	4,434		(8)
3. 1993	XXX	5,873	6,042	6,108	5,945	5,935	5,928	5,928	5,931	5,931		3
4. 1994	XXX	XXX	5,103	5,675	5,761	5,733	5,749	5,737	5,749	5,741	(8)	4
5. 1995	XXX	XXX	XXX	6,508	6,128	6,320	6,279	6,267	6,323	6,291	(32)	24
6. 1996	XXX	XXX	XXX	XXX	6,554	6,907	6,987	6,969	6,844	6,783	(61)	(186)
7. 1997	XXX	XXX	XXX	XXX	XXX	5,542	5,579	5,641	5,599	5,587	(12)	(54)
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	5,561	5,620	5,586	5,491	(95)	(129)
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,370	6,445	6,469	24	99
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,122	9,681	559	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,174	XXX	XXX
										12. Totals	375	(247)

SCHEDULE P-PART 2C
COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior												
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

SCHEDULE P-PART 2D-WORKERS' COMPENSATION

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior												
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

SCHEDULE P-PART 2E-COMMERCIAL MULTIPLE PERIL

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior												
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

NONE Schedule P - Part 2F - Sec. 1 and 2, 2G, 2H Sec. 1 and 2

SCHEDULE P-PART 2I
SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals		

NONE

SCHEDULE P-PART 2J-AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	176	342	369	27	193
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,967	5,132	165	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,824	XXX	XXX
										4. Totals	192	193

SCHEDULE P-PART 2K
FIDELITY, SURETY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals		

NONE

SCHEDULE P-PART 2L
OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals		

NONE

SCHEDULE P-PART 2M-INTERNATIONAL

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior												
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

NONE

NONE Schedule P - Part 2N, 2O, 2P

NONE Schedule P - Part 2R Sec. 1 and 2, 2S

SCHEDULE P-PART 3A-HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P-PART 3B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000	509	686	710	719	739	739	739	739	739	6,029	1,595
2. 1992	2,210	3,712	4,180	4,351	4,419	4,432	4,432	4,433	4,434	4,434	2,771	976
3. 1993	XXX	2,822	5,049	5,684	5,872	5,904	5,917	5,921	5,931	5,931	7,262	475
4. 1994	XXX	XXX	2,185	4,432	5,268	5,611	5,713	5,727	5,741	5,741	7,602	558
5. 1995	XXX	XXX	XXX	2,238	4,644	5,854	6,148	6,206	6,266	6,266	9,458	1,349
6. 1996	XXX	XXX	XXX	XXX	3,309	5,782	6,559	6,805	6,557	6,673	9,764	1,509
7. 1997	XXX	XXX	XXX	XXX	XXX	2,771	4,625	5,229	5,475	5,537	6,480	3,984
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	2,957	4,559	5,118	5,364	5,232	3,657
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,074	5,199	5,957	5,538	3,627
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,527	7,939	8,694	3,678
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,560	8,509	667

SCHEDULE P-PART 3C
COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P-PART 3D-WORKERS' COMPENSATION

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P-PART 3E-COMMERCIAL MULTIPLE PERIL

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE Schedule P - Part 3F Sec. 1 and 2, 3G, 3H Sec. 1 and 2

SCHEDULE P-PART 3I
SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY, AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P-PART 3J-AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	360	361	7,524	2,634
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,521	5,172	5,310	1,694
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,193	1,169	241

SCHEDULE P-PART 3K
FIDELITY/SURETY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P-PART 3L
OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P-PART 3M-INTERNATIONAL

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

NONE Schedule P - Part 3N, 3O, 3P

NONE Schedule P - Part 3R Sec. 1 and 2, 3S

SCHEDULE P-PART 4A-HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	212	187	81							
2. 1992	729	314	201	80						
3. 1993	XXX	650	399	200		5				
4. 1994	XXX	XXX	800	300	30	14				
5. 1995	XXX	XXX	XXX	1,062	31	51				
6. 1996	XXX	XXX	XXX	XXX	690	160	15			
7. 1997	XXX	XXX	XXX	XXX	XXX	495	66	31		
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	451	160	25	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	624	155	17
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	660	242
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,115

SCHEDULE P-PART 4C
COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4D-WORKERS' COMPENSATION

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4E-COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

NONE Schedule P - Part 4F Sec. 1 and 2, 4G, 4H Sec. 1 and 2

SCHEDULE P-PART 4I
SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4J-AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(180)	(68)	
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(232)	(66)
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(79)

SCHEDULE P-PART 4K
FIDELITY/SURETY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4L
OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4M-INTERNATIONAL

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

NONE Schedule P - Part 4N, 4O, 4P

NONE Schedule P - Part 4R Sec. 1 and 2, 4S

NONE Schedule P - Part 5A - Section 1-3

SCHEDULE P-PART 5B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	CUMULATIVE NUMBER OF CLAIMS CLOSED WITH LOSS PAYMENT DIRECT AND ASSUMED AT YEAR END									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	3,520	2,218	2,087	2,051	2,153	2,021	2,019	1,801	3,725	6,029
2. 1992	1,309	2,246	2,432	2,493	2,766	2,768	2,768	2,771	2,771	2,771
3. 1993	XXX	3,377	5,153	5,634	7,248	7,256	7,259	7,259	7,262	7,262
4. 1994	XXX	XXX	3,571	5,768	7,462	7,573	7,593	7,599	7,602	7,602
5. 1995	XXX	XXX	XXX	4,915	8,628	9,278	9,410	9,441	9,455	9,458
6. 1996	XXX	XXX	XXX	XXX	7,101	9,237	9,666	9,731	9,742	9,764
7. 1997	XXX	XXX	XXX	XXX	XXX	4,235	6,005	6,308	6,348	6,480
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	3,618	4,714	4,912	5,232
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,632	5,003	5,538
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,090	8,694
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,509

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	NUMBER OF CLAIMS OUTSTANDING DIRECT AND ASSUMED AT YEAR END									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	173	75	41	10	5					
2. 1992	547	183	60	28	8		3			
3. 1993	XXX	1,346	278	89	17	4	4	4		
4. 1994	XXX	XXX	1,725	487	145	31	13	5	2	
5. 1995	XXX	XXX	XXX	3,385	837	175	56	23	8	4
6. 1996	XXX	XXX	XXX	XXX	2,463	526	125	54	39	9
7. 1997	XXX	XXX	XXX	XXX	XXX	2,253	521	111	53	19
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,913	539	128	34
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,343	510	118
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,528	643
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,373

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	CUMULATIVE NUMBER OF CLAIMS REPORTED DIRECT AND ASSUMED AT YEAR END									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	2,546	2,361	2,315	2,261	2,200	2,205	2		4,884	7,624
2. 1992	2,736	3,374	3,636	3,737	3,752	3,747	3,747	3,747	3,747	3,747
3. 1993	XXX	4,942	7,146	7,827	7,738	7,737	7,737	7,737	7,737	7,737
4. 1994	XXX	XXX	5,553	8,482	8,140	8,153	8,159	8,160	8,160	8,160
5. 1995	XXX	XXX	XXX	9,094	10,598	10,767	10,807	10,810	10,810	10,811
6. 1996	XXX	XXX	XXX	XXX	10,170	11,126	11,273	11,277	11,277	11,282
7. 1997	XXX	XXX	XXX	XXX	XXX	9,376	10,241	10,324	10,327	10,483
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	8,039	8,512	8,539	8,923
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,374	9,013	9,283
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,892	13,015
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,549

NONE	Schedule P - Part 5C - Section 1-3
NONE	Schedule P - Part 5D - Section 1-3
NONE	Schedule P - Part 5E - Section 1-3
NONE	Schedule P - Part 5F - Section 1A-3A
NONE	Schedule P - Part 5F - Section 1B-3B
NONE	Schedule P - Part 5H - Section 1A-3A
NONE	Schedule P - Part 5H - Section 1B-3B
NONE	Schedule P - Part 5R - Section 1A-3A
NONE	Schedule P - Part 5R - Section 1B-3B
NONE	Schedule P - Part 6C Sec. 1 and 2, 6D Sec. 1 and 2
NONE	Schedule P - Part 6E Sec. 1 and 2, 6H Sec. 1A and 2A
NONE	Schedule P - Part 6H Sec. 1B and 2B, 6M Sec. 1B and 2B
NONE	Schedule P - Part 6N Sec. 1 and 2, 6O Sec. 1 and 2
NONE	Schedule P - Part 6R Sec. 1A, 2A and 1B, 2B
NONE	Schedule P - Part 7A
NONE	Schedule P - Part 7A (Continued)
NONE	Schedule P - Part 7B
NONE	Schedule P - Part 7B (Continued)

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in which premiums were earned and losses were incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1992			
1.03 1993			
1.04 1994			
1.05 1995			
1.06 1996			
1.07 1997			
1.08 1998			
1.09 1999			
1.10 2000			
1.11 2001			
1.12 Totals			

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7.2, below. Are they so reported in this Statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves which are reported gross of any discount to present value of future payments, but are reported net of such discounts on Page 11? Yes [ ] No [X]

   If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   - 5.1 Fidelity $ ______
   - 5.2 Surety $ ______

6. Claim count information is reported (check one). If not the same in all years, explain in Interrogatory 7.
   - 6.1 per claim ______
   - 6.2 per claimant X

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached

In accordance with the Company's reinsurance agreement. the Company has recorded a loss corridor of approximately $ 1.4 million in additional case and ibnr reserves for the 2001 accident year.

Additionally, effective July 1, 2000 the Company's retention

Increased to 30 % from 25 % for the previous years.